[LETTERHEAD OF MEDICAL MEDIA TELEVISION, INC.]

November 14, 2006

VIA EDGAR AND FACSIMILE: (202) 772-9209

Ms. Kenya Wright Gumbs
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Medical Media Television, Inc.
            Form 10-KSB for the year ended December 31, 2005
            Filed March 30, 2006
            File No.: 333-105840

            Form 10-QSB for the quarter ended March 31, 2006
            Filed May 15, 2006
            File No.: 333-105840

            Form 10-QSB for the quarter ended June 30, 2006
            Filed August 21, 2006
            File No.: 333-105840

Dear Ms. Gumbs:

      On behalf of Medical Media Television, Inc. (the "Company"), this letter responds to the comments you provided by letter dated October 18, 2006 and in our telephone call of November 7, 2006 regarding the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the Securities and Exchange Commission (the "Commission") on March 30, 2006 (the "Annual Report") and its reports on Form 10-QSB for the quarters ended March 31 and June 30, 2006 filed with the Commission on May 15 and August 21, 2006, respectively (the "Quarterly Reports"). Capitalized terms not otherwise defined in this letter shall have the meanings set forth in our correspondence dated September 11, 2006.

      Your comments are set forth below in italics, and each comment is followed by the Company's response.

Notes to Consolidated Financial Statements, page F-6

Note B - Mergers and Acquisitions, page F-8

1. We note in your response to comment two that of the 19,415,626 shares of Medical Media common stock issued to AFMN, pursuant to the merger agreement, approximately 12,088,200, or 62.26%, were distributed to shareholders of AFMN who beneficially owned approximately 1,032,544, or 78.85% of the Company's common stock prior to the merger. Please note that if the merger transaction is between entities under common control, the application of the purchase method of accounting for this transaction is not appropriate. In this regard, provide us with a schedule showing the name and number of shares owned by each shareholder in both companies (Medical Media and AFMN) prior to the merger date. Refer to guidance in paragraphs D11 through D18 of SFAS 141 and EITF 02-5. Also, clarify to us how the shareholders of AFMN owned 1,032,544 of the Company's common stock prior to the merger.

      In response to the Staff's comment, please note that SFAS 141 provides that "all business combinations in the scope of this Statement shall be accounted for using the purchase method . . . ." See SFAS 141 at P. 13. The term
"business combinations" as used in SFAS 141 is defined to expressly exclude "exchanges of shares between entities under common control." Although the Company and AFMN, Inc. ("AFMN") shared common ownership prior to the merger of AAMN Acquisition Sub., Inc., a wholly-owned subsidiary of the Company, and African American Medical Network, Inc., a wholly-owned subsidiary of AFMN, (the "Transaction"), they were not under "common control" as that term is defined under EITF 02-5. Indeed, EITF 02-5 provides that "common control" exists between separate entities only in the following situations:

      a. An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity;

      b. Immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than concert);

      c. A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists.

      No shareholder held more than 50% of the voting ownership interest in either entity. Moreover, no immediate family members held more than 50% of the voting ownership of either entity. Finally, no group of shareholders that held more than 50% of the voting ownership of either entity has entered into any agreement to vote their shares in concert. Accordingly, the Company and AFMN were not under "common control" as that term is defined in EITF 02-5. Inasmuch as the Company and AFMN were not under "common control" prior to the Transaction, the Transaction is a business combination under SFAS 141 which requires the Company to account for such Transaction using the purchase method. As such, we respectfully submit that the Transaction was properly accounted for using the purchase method of accounting.

Item 12

Certain Relationships and Related Transactions

2. Also tell us how you considered the guidance in Item 404 of Regulation S-B in determining that your merger transaction did not meet the disclosure requirements under that item or revise your document to provide the appropriate disclosures.

      The Company has included below a proposed revision to its disclosure in accordance with the Staff's comments.

      On May 11, 2005, as amended by that certain First Amendment to Merger Agreement dated November 16, 2005, the Company executed that certain Merger Agreement (as amended, the "Merger Agreement") by and among AFMN, Inc., a Delaware corporation ("AFMN"), African American Medical Network, Inc., a Florida corporation and wholly-owned subsidiary of AFMN ("African American Medical Network"), and AAMN Acquisition Sub, Inc., a Florida corporation and wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, Medical Media issued 19,415,626 shares of its restricted common stock (the "Medical Media Common Stock") to AFMN in exchange for 100% of the outstanding shares of African American Medical Network. Under the Merger Agreement, AFMN agreed to distribute the Medical Media Common Stock pro-rata to its shareholders of record as of November 16, 2005. On November 16, 2005, the parties consummated the merger in accordance with the terms of the Merger Agreement and the Company issued the Medical Media Common Stock to AFMN in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. On February 10, 2006, the Company filed a registration statement on Form SB-2 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") registering, among other securities, the Medical Media Common Stock. The Commission declared the Registration Statement effective on March 1, 2006. Shortly thereafter, pursuant to the Merger Agreement, the Medical Media Common Stock was distributed to AFMN shareholders of record as of November 16, 2005. Certain shareholders of AFMN who received the Medical Media Common Stock as a result of the merger were directors and executive officers of the Company. The table below provides the names and number of shares of the Company each director and officer received pursuant to the Merger Agreement in their capacity as shareholders of AFMN.

---------------------------------------------------------------------------------------------------------------------
                                                        No. of shares beneficially     No. of shares of Medical Media
             Name and Relationship with                     held in AFMN, Inc.         Television, Inc. received as a
           Medical Media Television, Inc.                 as of November 16, 2005        result of the Transaction.
---------------------------------------------------------------------------------------------------------------------
Philip M. Cohen(1)
President, Chief Executive Officer and
Chairman of the Board of Directors                               1,055,000                       1,055,000
---------------------------------------------------------------------------------------------------------------------
Donald R. Mastropietro(2)
Vice President of Finance, Chief Financial Officer,
Treasurer, and Asst. Sec.                                         748,667                         748,667
---------------------------------------------------------------------------------------------------------------------
Teresa Bray(3)
Vice President of Administration and Secretary                    670,000                         670,000
---------------------------------------------------------------------------------------------------------------------
Jeffrey I. Werber
Director                                                             0                               0
---------------------------------------------------------------------------------------------------------------------
Bernard J. Kouma
President of PetCARE Television Network, Inc.                        0                               0
---------------------------------------------------------------------------------------------------------------------
John Sfondrini
Director                                                             0                               0
---------------------------------------------------------------------------------------------------------------------
J. Holt Smith
Director                                                          200,000                         200,000
---------------------------------------------------------------------------------------------------------------------
Michael Marcovsky
Director                                                          200,000                         200,000
---------------------------------------------------------------------------------------------------------------------
Stanley Raphael
Director                                                             0                               0
---------------------------------------------------------------------------------------------------------------------
Total                                                            2,873,667                       2,873,667
---------------------------------------------------------------------------------------------------------------------

----------

(1) This includes 130,000 shares beneficially held by Mr. Cohen through his wife, Sondra Topper and 925,000 shares held by Mr. Cohen's immediate family members, which are required to be included in this disclosure pursuant to Item 404 of Regulation S-B. Mr. Cohen disclaims beneficial ownership of the 925,000 shares held by his immediate family members for any other purpose.

(2) This includes 733,667 shares beneficially held by Mr. Mastropietro and 15,000 shares held by Mr. Mastropietro's immediate family members, which are required to be included in this disclosure pursuant to Item 404 of Regulation S-B. Mr. Mastropietro disclaims beneficial ownership of the 15,000 shares held by his immediate family members for any other purpose.

(3) This includes 435,000 shares beneficially held by Ms. Bray and 215,000 shares held by Ms. Bray's immediate family members, which are required to be included in this disclosure pursuant to Item 404 of Regulation S-B. Ms. Bray disclaims beneficial ownership of the 215,000 shares held by her immediate family members for any other purpose.

Telephone Conference with the Staff on November 7, 2006

      In a telephone call with the Staff on November 7, 2006, the Staff requested additional information regarding the Boards of Directors and executive officers of AFMN and the Company. The following table contains a list of the members of the Boards of Directors and executive officers of AFMN and the Company and the number of shares each person held beneficially in both AFMN and the Company prior to the Transaction, as well as the number of shares each person held beneficially in the Company after the Transaction.

------------------------------------------------------------------------------------------------------------------------------
                                 Medical Media Television,                                     Medical Media Television, Inc.
    Directors & Officers         Inc. (as of November 15,      AFMN, Inc. (as of November        (as of November 16, 2005 -
    (Pre-Transaction)(1)          2005 - Pre-Transaction)      15, 2005 - Pre-Transaction)           Post-Transaction)
------------------------------------------------------------------------------------------------------------------------------
                                            Percentage of                   Percentage of                     Percentage of
                                             Outstanding                     Outstanding                       Outstanding
                                Shares        Shares(2)         Shares        Shares(3)         Shares          Shares(4)
------------------------------------------------------------------------------------------------------------------------------
  Medical Media Television,
            Inc.
------------------------------------------------------------------------------------------------------------------------------
Philip M. Cohen(5)
President, Chief Executive
Officer and Chairman of the
Board of Directors               316,564               24.2%      130,000              0.7%       446,564                 2.2%
------------------------------------------------------------------------------------------------------------------------------
Donald R. Mastropietro
Vice President of Finance,
Chief Financial Officer,
Treasurer and Asst. Sec.          21,399                1.6%      733,667              3.8%       755,066                 3.6%
------------------------------------------------------------------------------------------------------------------------------
Teresa Bray
Vice President of Compliance
and Secretary                     80,259                6.1%      435,000              2.2%       515,259                 2.5%
------------------------------------------------------------------------------------------------------------------------------
Jeffrey I. Werber
Director                          88,959                6.8%            0              0.0%        88,959                 0.4%
------------------------------------------------------------------------------------------------------------------------------
Bernard J. Kouma
President of PetCARE
Television Network, Inc.           4,002                0.3%            0              0.0%         4,002                 0.0%
------------------------------------------------------------------------------------------------------------------------------
John Sfondrini
Director                               0                0.0%            0              0.0%             0                 0.0%
------------------------------------------------------------------------------------------------------------------------------
J. Holt Smith
Director                               0                0.0%      200,000              1.0%       200,000                 1.0%
------------------------------------------------------------------------------------------------------------------------------
Michael Marcovsky
Director                             662                0.1%      200,000              1.0%       200,662                 1.0%
------------------------------------------------------------------------------------------------------------------------------
Stanley Raphael
Director                               0                0.0%            0              0.0%             0                 0.0%
------------------------------------------------------------------------------------------------------------------------------
Total                            511,845               39.1%    1,698,667              8.7%     2,210,512                10.7%
------------------------------------------------------------------------------------------------------------------------------
         AFMN, Inc.
------------------------------------------------------------------------------------------------------------------------------
Charles V. Richardson                  0                0.0%    1,400,000              7.2%     1,400,000                 6.8%
President, Chief Executive
Officer and Chairman of the
Board of Directors
------------------------------------------------------------------------------------------------------------------------------
Robert Cambridge
Exec. Vice President,
Secretary and Director                 0                0.0%      550,000              2.8%       550,000                 2.7%
------------------------------------------------------------------------------------------------------------------------------
Randall Maxey
Director                               0                0.0%      560,000              2.9%       560,000                 2.7%
------------------------------------------------------------------------------------------------------------------------------
Verdia Johnson
Director                               0                0.0%      550,000              2.8%       550,000                 2.7%
------------------------------------------------------------------------------------------------------------------------------
Mark Maltzer
Director                          14,997                1.1%      560,000              2.9%       574,997                 2.8%
------------------------------------------------------------------------------------------------------------------------------
Total                             14,997                1.1%    3,620,000             18.6%     3,634,997                17.5%
------------------------------------------------------------------------------------------------------------------------------

----------

(1) The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.

(2) Based on 1,309,478 shares issued and outstanding as of November 15, 2005.

(3) Based on 19,415,626 shares issued and outstanding as of November 15, 2005.

(4) Based on 20,725,104 shares issued and outstanding as of November 16, 2005.

(5) The shares shown as beneficially owned by Mr. Cohen in this table are held by Sondra Topper, Mr. Cohen's wife.

      As set forth in our correspondence of September 11, 2006, pursuant to the Merger Agreement, the parties elected the following individuals to serve on the Company's Board of Directors: Philip M. Cohen, Jeffrey I. Werber, J. Holt Smith, Michael J. Marcovsky, Charles V. Richardson, Donald R. Mastropietro, and Randall Maxey. As a result of the Transaction, four members of the Board of Directors were retained, two individuals affiliated with African American Medical Network (Charles V. Richardson and Randall Maxey) were added, and the Company's Chief Financial Officer, Donald R. Mastropietro was added.

      As noted in our correspondence of September 11, 2006, the composition of senior management of the Company did not change as a result of the Transaction. Philip M. Cohen served as the Company's President and Chief Executive Officer, as well as the Chairman of the Board of Directors prior to the Transaction and continues to serve the Company in these capacities. In addition, Donald R. Mastropietro served as the Company's Chief Financial Officer and Treasurer prior to the Transaction and continues to serve the Company in these capacities. The Company did name Charles V. Richardson Sr. Vice President of Marketing and Chief Marketing Officer of the Company after the Transaction.

      For the reasons set forth in this letter as well as our correspondence of September 11, 2006, we respectfully submit that the Company has properly accounted for the Transaction under SFAS 141.

      In providing the responses set forth in this letter, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 888-7330 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

                                           Sincerely,

                                           /s/ Philip M. Cohen

                                           Philip M. Cohen
                                           President and Chief Executive Officer

cc: Joseph A. Probasco, Esq.
    Bush Ross, P.A.

    Joseph Kennedy
    Baumann, Raymondo & Company, P.A.